EXHIBIT 99.1

Equinox Gold's Greenstone Project: On Schedule, On Budget

All dollar amounts shown in United States dollars unless otherwise noted

VANCOUVER, BC , Jan. 25, 2023 /CNW/ - Equinox Gold Corp. (TSX: EQX) (NYSE American: EQX) is pleased to provide an update on construction progress at its Greenstone Project in Ontario, Canada. The Greenstone Project is being developed as a 60/40 partnership, respectively, by Equinox Gold and Orion Mine Finance Group and will be one of the largest gold mines in Canada, producing more than 400,000 ounces of gold annually for the first five years and more than five million ounces of gold over its initial 14-year mine life.

Greenstone construction progress is documented weekly in a photo gallery on Equinox Gold's website at www.equinoxgold.com and select photos are included in this news release.

Recent Highlights (at January 13, 2023 unless otherwise noted)

  On schedule – The Greenstone Project is over 66% complete and on schedule to pour gold in the first half of 2024.
  On budget – The Greenstone Project remains on budget. At December 31, 2022, 71% of total capital costs had been contracted and $680 million (55%) of the $1.23 billion construction budget had been spent (100% basis). Inflationary pressures have been mitigated through offsetting savings opportunities or absorbed through the $177 million contingency included in the construction budget.
  Facilities completed – The construction team has completed the Ministry of Transportation (MTO) Patrol Yard, the Goldfield Creek diversion and the permanent effluent water treatment plant. The first four bays of the truck shop are complete and in use. The 14-km natural gas pipeline is complete and ready for commissioning in Q2 2023.
  Equipment delivery continues to support the construction schedule, with key equipment on site or enroute.
  Pre-production mining commenced ahead of schedule – The first four mining haul trucks and the first shovel were commissioned during Q3 2022 and mine pre-production activities got underway in September, ahead of schedule, with more than 2.5 million tonnes of material (ore, waste and overburden) mined to year-end 2022.

Greg Smith, President & CEO of Equinox Gold, commented: "The Greenstone Project is now more than two-thirds complete and remains on budget and on schedule. With key equipment on site or enroute, building infrastructure essentially complete and most buildings enclosed and heated, the construction effort is shifting to interior mechanical, electrical and piping installation during the winter months. Detailed commissioning and operation readiness planning is well underway to prepare for first gold pour in the first half of 2024."

Greenstone Project Progress

Area	Progress to Date (at January 13, 2023 unless otherwise noted)
Total Overall Progress	•	Overall project 66% complete and on schedule to pour gold in the first half of 2024
- Detailed engineering complete
- Procurement 77% complete
- Construction 56% complete
Safety	•	More than 2 million work hours completed with no lost-time injuries

	•	Project to date, Total Recordable Injury Frequency Rate at December 31, 2022 of 3.57 per million hours worked
Budget	•	Project remains on budget. At December 31, 2022:
- 55% of total cost spent
- 71% of total cost contracted
- 30% of total cost awarded on a fixed cost basis
Earthworks, Concrete and Steel	•	Earthworks 73% complete (including plant site, tailings storage facility (TSF), Goldfield Creek diversion, Highway 11 realignment, water management infrastructure). Remaining earthworks include the TSF, which is ongoing, and the highway realignment and crushing area, which will recommence after the spring melt

	•	Concrete 77% complete. Remainder includes the primary crusher slab on deck, high-pressure grinding roll (HPGR) pump box, west end process plant slab on grade and pre-leach thickening area

	•	Structural steel 62% complete. Remainder includes the east end process plant and the HPGR building internal steel
Process Plant	•	Process plant 41% complete

	•	Building enclosure and heating completed as planned for the process plant west end, power plant, secondary crusher and the ore bin tower portion of the HPGR building. The remainder of the HPGR building and east end process plant buildings are on schedule for enclosure in Q1 2023, which maintains the schedule

	•	All mechanical, piping and electrical installation contracts awarded, installations underway

	•	All eight leach tanks erected, mechanical installations underway
Equipment Delivery	•	All overseas and major equipment deliveries on track, including the primary and secondary crusher components, the apron feeder, conveyors, thickener and remaining prefabricated electrical rooms

	•	All power plant equipment received

	•	Ball mill delivery timing on track to start installation in March
Tailings Facility and Water Management	•	TSF 47% complete, south dams complete to the required elevation of 335.0 metres

	•	Goldfield Creek diversion complete

	•	Permanent effluent water treatment plant complete and commissioned
Power Plant and Electrical	•	Power plant 54% complete with all six gensets installed

	•	Internal structural steel, walkways and platforms 86% complete; electrical and cable trays 30% complete

	•	Natural gas pipeline complete and ready for commissioning
Site Infrastructure	•	Administration office, plant site fuel station and reagent cold storage buildings complete and operational

	•	Sewage treatment plant complete and will be released to operations in Q1 2023; truck shop and warehouse 62% complete, first four bays of the truck shop are in use by the mine
Mobile Equipment and Mining	•	Mine pre-production activities operating 24/7 with more than 2.5 million tonnes of material moved in 2022

	•	Four 250-tonne CAT 793F trucks, two Epicron D65 drills, one Komatsu PC5500 shovel and two Komatsu D475A-8 bulldozers were in use at year-end 2022

	•	Commitment agreed on mobile equipment lease financing for $78 million, deferring approximately $53 million of initial capital spend (100% basis)
Infrastructure Repositioning	•	Highway 11 relocation 74% complete and progressing ahead of plan

	•	New MTO Patrol Yard completed on time and handed over to the Ministry; demolition of the old facility is underway

Important Milestones

Construction during Q1 2023 will focus on completing enclosure of the HPGR and process plant east end buildings, receiving the majority of the remaining equipment, advancing mechanical, piping and electrical installations in the process plant and power plant buildings, and progressing the crushed ore storage and reclaim facilities. Four additional CAT 793F haul trucks, another Komatsu PC5500 shovel and another Komatsu D475A-8 bulldozer will be commissioned during Q1 2023, and the sewage treatment plant, potable water treatment plant and pit fuel station for mobile equipment will be commissioned and released to operations.

Important construction milestones include:

  Independent QRA review of schedule and budget: June 2022
  Process plant steel erection underway: June 2022
  Administration building complete: July 2022
  Delivery and assembly of pre-production fleet of four trucks and excavators: Q2-Q3 2022
  Start of pre-production mining: September 2022
  Permanent water effluent treatment commissioned: October 2022
  Commence installation of gensets in power plant, power building enclosed: November 2022
  Process plant west end, truck shop and SME plant building enclosed: December 2022
  Leach tank erection and mechanical installations complete: Q1 2023
  Ball mills received, commence installation: Q1 2023
  Crushers installed, commence pre-commissioning of crushing circuit: Q3 2023
  TSF complete and ready for use: Q4 2023
  Highway 11 realignment complete: Q4 2023
  Commence hot commissioning: Q1-Q2 2024
  Gold pour: H1 2024

Equinox Gold Contacts

Greg Smith, President & CEO
Rhylin Bailie, Vice President, Investor Relations
Tel: +1 604-558-0560
Email: ir@equinoxgold.com

Construction Photos

Site overview.

West end process plant with e-room.

West end process plant – interior.

East end process plant – steelwork and cladding.

Leach tanks and process plant.

HPGR exterior.

Primary (right) and secondary (left) crushers – exterior.

Secondary crusher – interior.

Reclaim tunnel with conveyor and chute.

Truck shop.

Power plant – exterior.

Power plant – interior.

Cautionary Notes

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation. Forward-looking statements and forward-looking information in this news release relate to, among other things: the Company's ability to successfully advance construction and achieve production at Greenstone; the Company's expectations regarding construction timelines and costs for Greenstone, including its ability to manage inflationary pressures; the Company's expectations for the operation of Greenstone, including production capabilities and future financial or operating performance; and the Company's ability to work effectively with its joint venture partner. Forward-looking statements or information generally identified by the use of the words "will", "advance", "progress", "on track", "on schedule", "on budget", "remain", "focus", and similar expressions and phrases or statements that certain actions, events or results "could", "would" or "should", or the negative connotation of such terms, are intended to identify forward-looking statements and information. Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. The Company has based these forward-looking statements and information on the Company's current expectations and projections about future events and these assumptions include: construction and development at Greenstone being completed and performed in accordance with current expectations, including estimated capital costs; prices for energy inputs, labour, materials, supplies and services, and the impact of inflation on the same, remaining as expected; the timely delivery and commissioning of equipment; availability of funds for the Company's projects and future cash requirements; capital, decommissioning and reclamation estimates; Greenstone Mineral Reserve and Mineral Resource estimates and the assumptions on which they are based; the ability to realize cost savings through leasing of mobile equipment; prices for gold remaining as estimated; no labour-related disruptions and no unplanned delays or interruptions in scheduled construction, development and production, including by blockade; all necessary permits, licenses and regulatory approvals are received in a timely manner; successful relationships between the Company and Orion and between the Company and its Indigenous partners at Greenstone; and the Company's ability to comply with environmental, health and safety laws. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this news release.

The Company cautions that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements and information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); inadequate insurance, or inability to obtain insurance to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and Indigenous partners; the Company's ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices, including environmental, export and import laws and regulations; the ability of Equinox Gold to work productively with its joint venture partner and Indigenous partners at Greenstone; legal restrictions relating to mining; increased competition in the mining industry; and those factors identified in the section titled "Risks and Uncertainties" in Equinox Gold's MD&A dated March 23, 2022 for the year ended December 31, 2021, and in the section titled "Risks Related to the Business" in Equinox Gold's Annual Information Form dated March 24, 2022 for the year ended December 31, 2021, both of which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar. Forward-looking statements and information are designed to help readers understand management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, Equinox Gold assumes no obligation to update or to publicly announce the results of any change to any forward-looking statement or information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If Equinox Gold updates any one or more forward-looking statements, no inference should be drawn that Equinox Gold will make additional updates with respect to those or other forward-looking statements. All forward-looking statements and information contained in this news release are expressly qualified in their entirety by this cautionary statement.

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SOURCE Equinox Gold Corp.

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%CIK: 0001756607

CO: Equinox Gold Corp.

CNW 07:00e 25-JAN-23